Exhibit 99.1

TechFaith Reports Its Unaudited 2H and Full Year 2016 Financial Results, and the Sale of Certain Beijing Real Estate Assets

Beijing, China, April 12, 2017 – China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced its unaudited financial results for the second half and the full year ended December 31, 2016, as well as the agreement to sell certain of its Beijing real estate assets for RMB 1 billion (approximately US$144 million).

2H and Full Year 2016 Financial Results

For the second half of 2016, TechFaith reported total net revenues of US$26.5 million compared to US$34.5 million in the first half of 2016 and US$15.8 million in the second half of 2015. Gross profit for the second half of 2016 was US$7.0 million compared to US$5.5 million in the first half of 2016 and US$1.2 million in second half of 2015. Gross margin for the second half of 2016 was 26.3% compared to 15.9% in the first half of 2016 and 7.8% in the second half of 2015. Operating expenses for the second half of 2016 were US$10.2 million compared to US$6.0 million for the first half of 2016 and US$8.5 million in the second half of 2015. Net income attributed to TechFaith for the second half of 2016 was US$11.3 million, or US$1.07 per basic and diluted weighted average outstanding ADS, compared to a net loss of US$1.2 million, or US$0.11 per basic and diluted weighted average outstanding ADS, in the first half of 2016, and a net loss of US$7.8 million, or US$0.74 per basic and diluted weighted average outstanding ADS, in the second half of 2015.

For the full year ended December 31, 2016, TechFaith reported total net revenues of US$61.0 million compared to US$63.7 million for the full year ended December 31, 2015. Gross profit for the full year 2016 was US$12.5 million, compared to US$5.8 million for the full year 2015. Gross margin for the full year 2016 was 20.4%, compared to 9.2% for the full year 2015. Operating expenses for the full year 2016 were US$16.3 million compared to US$17.8 million for the full year 2015. Net income attributed to TechFaith for full year 2016 was US$10.1 million, or US$0.96 per basic and diluted weighted average outstanding ADS, compared to a net loss of US$12.8 million, or US$1.21 per basic and diluted weighted average outstanding ADS, for the full year 2015.

RMB1 Billion Beijing Real Estate Sale Agreement

Through its wholly owned subsidiary, Infoexcel Technology Limited (“Infoexcel”), TechFaith has entered into a share transfer agreement (the “Agreement”) with Beijing Hongkungu Investment Company Limited (“Hongkungu”). Under the Agreement, Infoexcel will sell its 100% equity interest in Techfaith Intelligent Handset Technology (Beijing) Limited (the “Project Company”) to Hongkungu for a total consideration of RMB1 billion (approximately US$144 million), payable in installments. The Project Company has also acquired certain land use rights related to a piece of land in Beijing comprising 139,650 square meters and is in the process of developing and constructing certain facilities on such premise. The consummation of the transaction pursuant to the Agreement is subject to certain customary closing conditions.

The Company will continue to own and manage its real estate portfolio consisting of 3 completed buildings in Hangzhou, two completed buildings in Shenyang and a variety of in progress construction, which is at various stages.

Miss Ouyang Yuping, TechFaith’s Chief Financial Officer, said, “Our improved profitability directly reflects our further reduction in operating expenses by nearly 8.5% in 2016 compared to 2015, while we effectively leveraged our existing infrastructure and resources in pursuit of growth opportunities without added overhead costs. Actions we previously took to streamline our mobile business and shift resources to R&D, sales and customer support areas also helped us win attractive enterprise opportunities that carry higher profitability levels. At the same time, we closed the sale of three floors in one of our Beijing buildings and announced the agreement today with Hongkungu for the sale of our Beijing real estate projects. As a result of the Agreement, assets covered by the Agreement have been classified as assets held for sale, and its operating results are presented as net income from discontinued operations in our consolidated financial statements.”

Mr. Deyou Dong, Chief Executive Officer of TechFaith, said, “We achieved a dramatic turnaround in our financial results underscoring the success of our continued execution on our business diversification. The powerful leverage of our strategic model is evidenced in our net income of US$0.96 per ADS, which we achieved for the full year 2016, with net income of US$1.07 per ADS coming in the second half of 2016. Our focus remains on driving operating costs lower, while evaluating and reallocating investments to support the business areas that will lead our success and profitability. Our mobile phone business continues to both stabilize and evolve as we navigate the highly competitive markets we operate in. By concentrating on areas where we have a competitive advantage based on our strong R&D and design history, track record of developing reliable tailored solutions that leverage the latest technologies, and our supply chain relationships, we are winning attractive customer orders in the enterprise segment of the mobile phone business.”

Mr. Deyou Dong continued, “The Agreement announced today is a milestone achievement for the Company and our shareholders. This Agreement will deliver immediate and highly attractive cash inflow from our investment, while eliminating the routine risks associated with ongoing development and market cycles. The proceeds will be received as a series of installments, which will strengthen our balance sheet and provide the capital to support targeted growth initiatives for our existing business lines and the exploration of other opportunities. While we expect the macro environment to remain challenging in 2017, we are optimistic and well positioned for profitability at current revenue levels based on actions we took to lower operating costs and make our core business healthier.”

Investor Conference Call / Webcast Details

TechFaith will hold a conference call on Wednesday, April 12, 2017 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Wednesday, April 12, 2017 in Beijing) using the following dial-in numbers: +866-519-4004 or +1-845-675-0437. The conference call passcode is 1775219. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.

A replay of the call will be available approximately 2 hours after the conclusion of the live call by telephone at +1-646-254-3697, with passcode 1775219. A webcast replay will also be available at www.techfaithwireless.com.

About TechFaith

TechFaith (NASDAQ: CNTF) is a developer, owner and operator of commercial real estate properties across China as well as a China-based mobile solutions provider for the global mobile handsets market. TechFaith continues to maintain a team of professional engineers focused on the development of ruggedized smart devices for both its consumer and enterprise segments, although it started investing in the construction of buildings and facilities in 2009 as part of its growth and business diversification strategy, gradually shifting away from its traditional focus on the mobile solutions and handset markets. The Company currently focuses on developing office space that can serve as anchor bases in areas with developing economies, as it meets the needs of both established businesses and innovative start-up companies in China. For more information, please visit www.techfaithwireless.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, among others, and in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China: Jay Ji China TechFaith Wireless Communication Technology Limited Tel: +86-10-5822-8866 ir@techfaith.cn	In the U.S.: David Pasquale Global IR Partners Tel: +1-914-337-8801 cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In Thousands of U.S. Dollars, except share and per share/ADS data)

	Six Months Ended	Six Months Ended		Twelve Months Ended
	June 30	December 31		December 31
	2016	2016	2015	2016	2015
Revenues:
Mobile phone business
Third parties	$29,165	$24,817	$11,790	$53,982	$57,999

Related party	3,536	113	2,195	3,649	2,195

Real estate	1,796	1,531	1,840	3,327	3,474

Total net revenues	$34,497	$26,461	$15,825	$60,958	$63,668

Cost of revenues:
Mobile phone business
Third parties	$25,145	$18,856	$11,847	$44,001	$54,635

Related party	3,313	104	2,167	3,417	2,167

Real estate	552	536	569	1,088	1,022

Total cost of revenues	$29,010	$19,496	$14,583	$48,506	$57,824

Gross Profit	$5,487	$6,965	$1,242	$12,452	$5,844

Operating expenses:
General and administrative, including real estate operating expenses	$2,344	$3,058	$3,821	$5,402	$8,366
Research and development	3,303	3,298	4,164	6,601	8,084
Selling and marketing	398	3,861	536	4,259	1,331

Total operating expenses	$6,045	$10,217	$8,521	$16,262	$17,781

Government subsidy income	93	(73)	127	20	162

Other operating income	—	—	(143)	—	(132)
Other operating income-net gain from sale of real estate	—	14,939	—	14,939	—

(Loss) income from operations	$(465)	$11,614	$(7,295)	$11,149	$(11,907)

Interest expense	(604)	(706)	(617)	(1,310)	(1,102)

Interest income	22	43	105	65	412

Other income	—	84	112	84	110
Change in fair value of put option	(90)	(120)	(120)	(210)	(210)

(Loss) income before income taxes	$(1,137)	$10,915	$(7,815)	$9,778	$(12,697)

Income tax expenses	—	—	(691)	—	(996)

Net (loss) income from continuing operations	$(1,137)	$10,915	$(8,506)	$9,778	$(13,693)

	Six Months Ended	Six Months Ended		Twelve Months Ended
	June 30	December 31		December 31
	2016	2016	2015	2016	2015
Net income from discontinued operations	$275	$106	$318	$381	$596

Net (loss) income	$(862)	$11,021	$(8,188)	$10,159	$(13,097)
Less: net income (loss) attributable to the noncontrolling interest	337	(310)	(363)	27	(292)

Net (loss) income attributable to TechFaith	$(1,199)	$11,331	$(7,825)	$10,132	$(12,805)

Net (loss) income per share attributable to China Techfaith Wireless Communication Technology Limited-Basic and Diluted:
Continuing operations	$(0.00)	$0.01	$(0.01)	$0.01	$(0.02)

Discontinuing operation	$0.00	$0.00	$0.00	$0.00	$0.00

Net (loss) income per share attributable to China Techfaith Wireless Communication Technology Limited-Basic and Diluted	$(0.00)	$0.01	$(0.01)	$0.01	$(0.02)

Net (loss) income per ADS attributable to China Techfaith Wireless Communication Technology Limited-Basic and Diluted:*

Continuing operations	$(0.14)	$1.06	$(0.77)	$0.92	$(1.27)

Discontinuing operation	$0.03	$0.01	$0.03	$0.04	$0.06

Net (loss) income per ADS attributable to China Techfaith Wireless Communication Technology Limited-Basic and Diluted	$(0.11)	$1.07	$(0.74)	$0.96	$(1.21)

Net (loss) income	$(862)	$11,021	$(8,188)	$10,159	$(13,097)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	(7,730)	(13,404)	(13,611)	(21,134)	(13,695)

Comprehensive loss	(8,592)	(2,383)	(21,799)	(10,975)	(26,792)

Less: Comprehensive loss attributable to noncontrolling interest	(314)	(1,374)	(1,583)	(1,688)	(1,497)

Comprehensive (loss) income attributable to TechFaith	$(8,278)	$(1,009)	$(20,216)	$(9,287)	$(25,295)

Weighted average shares outstanding
Basic	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

Diluted	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

*	Giving retroactive effect to the 1-for-5 reverse ADS split effected on March 1, 2016

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)

	December 31, 2016	June 30, 2016	December 31, 2015
Assets
Current assets:
Cash and cash equivalents	$6,363	$7,692	$514

Restricted cash	2,881	16,783	—

Accounts receivable, net of allowances of $2,184, $934 and $1,043 as of December 31, 2016, June 30, 2016 and December 31, 2015, respectively	25,459	33,457	21,864
Accounts receivable due from a related party	2,247	2,536	821

Amount due from a related party	950	38	66
Inventories, net	4,646	4,083	3,108
Prepaid expenses and other current assets	40,948	19,682	31,397

Assets held for sale	3,352	11,628	11,445

Total current assets	$86,846	$95,899	$69,215

Property, plant and equipment, net	$49,145	$52,722	$55,848
Construction in progress	69,792	40,254	36,389
Land use rights, net	1,966	2,052	2,129
Acquired intangible assets, net	3,785	6,011	8,157

Other non-current assets	19,126	52,693	57,380

Other assets held for sale	152,904	158,520	160,850

Total assets	$383,564	$408,151	$389,968

Liabilities and equity
Current liabilities:

Accounts payable	6,120	8,840	9,433

Notes payable	5,761	13,542	—
Short-term loans	7,850	18,681	21,402
Accrued expenses and other current liabilities	22,597	35,079	30,346
Advance from customers	10,136	11,360	9,028
Deferred revenue	5,138	5,166	7,394
Income tax payable	896	933	1,065
Put option liability	2,460	2,340	2,250
Liabilities held for sale	27,644	14,315	14,656

Total current liabilities	$88,602	$110,256	$95,574

Long-term loans	12,605	13,155	1,062

Total liabilities	$101,207	$123,411	$96,636

Equity

Ordinary shares ($0.00002 par value; 50,000,000,000,000 shares authorized; 794,003,193, 794,003,193 and 794,003,193 shares issued and outstanding as of December 31, 2016, June 30, 2016 and December 31, 2015, respectively)	$16	$16	$16
Additional paid-in capital	144,836	144,836	144,836
Accumulated other comprehensive income	16,159	28,499	35,578
Statutory reserves	22,258	22,258	22,258
Retained earnings	75,777	64,446	65,645

Total Techfaith shareholders’ equity	$259,046	$260,055	$268,333

Noncontrolling interest	$23,311	$24,685	$24,999

Total equity	$282,357	$284,740	$293,332

Total liabilities and equity	$383,564	$408,151	$389,968